# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carbon Revolution Public Ltd Co, CIK 0001960208
CUSIP: G1893D102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: TEN EARLSFORT TERRACE, DUBLIN, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083053

## Reporting persons
- Vovra Niraj Kumar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 340,754; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 340,754 (18% of the class)

## Item 1. Issuer
Name of issuer: Carbon Revolution Public Ltd Co
Address of issuer's principal executive offices: TEN EARLSFORT TERRACE, DUBLIN, IRELAND, D02 T380

## Item 2. Person Filing
Name of person filing: Niraj Kumar Vovra
Address of principal business office or, if none, residence: 31 Fillmore Dr, Monroe, NJ 08831, USA.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 340754
Percent of class: 18.07%
Sole power to vote or to direct the vote: 340754
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vovra Niraj Kumar: Niraj Vovra, Applicant (08/25/2025)